SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34138A; 812-14951-01

KKR Income Opportunities Fund, et al.

December 11, 2020

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.[1]

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of

1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise

prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development

companies and closed-end management investment companies to co-invest in portfolio companies

with each other and with certain affiliated investment funds and accounts.

Applicants: KKR INCOME OPPORTUNITIES FUND ("KIO"), KKR CREDIT

OPPORTUNITIES PORTFOLIO ("KCOP"), KKR CREDIT ADVISORS (US) LLC ("KKR

Credit"), KKR CREDIT ADVISORS (HONG KONG) LIMITED, KKR STRATEGIC CAPITAL

MANAGEMENT LLC, KKR FI ADVISORS LLC, KKR FINANCIAL ADVISORS LLC, KKR

FINANCIAL ADVISORS II, LLC, KKR CS ADVISORS I LLC, KKR MEZZANINE I

ADVISORS LLC, KKR FI ADVISORS CAYMAN LTD., KAM ADVISORS LLC, KAM FUND

ADVISORS LLC, KKR CREDIT FUND ADVISORS LLC, KKR ASSET MANAGEMENT,

LTD., KKR CREDIT ADVISORS (IRELAND) UNLIMITED COMPANY, KKR CREDIT

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[1] The staff is retroactively amending this notice to make a technical correction. The original notice
(Investment Company Act Release No. 34138) erroneously listed SEC file number 812-14951. In this
amended notice, that erroneous file number has been replaced with the correct file number, 812-14951-01.
The same correction has been made to the order granting the relief described in this notice (formerly
Investment Company Act Release No. 34164; now 34164A).

ADVISORS (EMEA) LLP, KKR CREDIT ADVISORS (SINGAPORE) PTE. LTD., KKR CAPITAL MARKETS HOLDINGS L.P., KKR CAPITAL MARKETS LLC, KKR CAPITAL MARKETS LIMITED, KKR CAPITAL MARKETS ASIA LIMITED, MCS CAPITAL MARKETS LLC, KKR CAPITAL MARKETS PARTNERS LLP, KKR CAPITAL MARKETS INDIA PRIVATE LIMITED, KKR CAPITAL MARKETS (IRELAND) LIMITED, KKR CAPITAL MARKETS JAPAN LIMITED, KKR RTV MANAGER LLC, KKR LOAN ADMINISTRATION SERVICES LLC, KKR CORPORATE LENDING LLC, KKR CORPORATE LENDING (CAYMAN) LIMITED, KKR CORPORATE LENDING (UK) LLC, MERCHANT CAPITAL SOLUTIONS LLC, MCS CORPORATE LENDING LLC, KKR ALTERNATIVE ASSETS LLC, KKR ALTERNATIVE ASSETS L.P., KKR ALTERNATIVE ASSETS LIMITED, KKR CORPORATE LENDING (CA) LLC, KKR CORPORATE LENDING (TN) LLC, KKR FINANCIAL HOLDINGS, INC., KKR FINANCIAL HOLDINGS, LTD., KKR FINANCIAL HOLDINGS II, LLC, KKR FINANCIAL HOLDINGS II, LTD., KKR FINANCIAL HOLDINGS III, LLC, KKR FINANCIAL HOLDINGS III, LTD., KKR FINANCIAL CLO HOLDINGS, LLC, KKR FINANCIAL CLO HOLDINGS II, LLC, KKR TRS HOLDINGS, LTD., KKR STRATEGIC CAPITAL INSTITUTIONAL FUND, LTD., KKR DEBT INVESTORS II (2006) IRELAND L.P., KKR DI 2006 LP, KKR EUROPEAN SPECIAL OPPORTUNITIES LIMITED, 8 CAPITAL PARTNERS L.P., KKR FINANCIAL CLO 2007-1, LTD., KKR FINANCIAL CLO 2012-1, LTD., KKR FINANCIAL CLO 2013-1, LTD., KKR FINANCIAL CLO 2013-2, LTD., KKR CLO 9 LTD., KKR CLO 10 LTD., KKR CLO 11 LTD., KKR CLO 12 LTD., KKR CLO 13 LTD., KKR CLO 14 LTD., KKR CLO 15 LTD., KKR CLO 16 LTD., KKR CLO 17 LTD., KKR CLO 18 LTD., KKR CLO 19 LTD., KKR CLO 20 LTD., KKR CLO 21 LTD., KKR CLO 22 LTD., KKR CLO 23 LTD., KKR CLO 24 LTD., KKR CLO 25 LTD., KKR CLO 26 LTD.,

KKR CLO 27 LTD., KKR CLO 28 LTD., KKR CLO 29 LTD., KKR CLO 30 LTD., KKR CLO 31 LTD., KKR CORPORATE CREDIT PARTNERS L.P., KKR MEZZANINE PARTNERS I L.P., KKR MEZZANINE PARTNERS I SIDE-BY-SIDE L.P., KKR-KEATS CAPITAL PARTNERS L.P., KKR-MILTON CAPITAL PARTNERS L.P., KKR-MILTON CAPITAL PARTNERS II L.P., KKR LENDING PARTNERS L.P., KKR LENDING PARTNERS II L.P., KKR-VRS CREDIT PARTNERS L.P., KKR PIP INVESTMENTS L.P., KKR SPECIAL SITUATIONS (DOMESTIC) FUND L.P., KKR SPECIAL SITUATIONS (OFFSHORE) FUND L.P., KKR SPECIAL SITUATIONS (DOMESTIC) FUND II L.P., KKR SPECIAL SITUATIONS (EEA) FUND II L.P., KKR STRATEGIC CAPITAL OVERSEAS FUND LTD., KKR-CDP PARTNERS L.P., KKR-PBPR CAPITAL PARTNERS L.P., KKR CREDIT SELECT (DOMESTIC) FUND L.P., KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II L.P., KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II (EEA) L.P., KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II (EEA) EURO L.P., KKR TACTICAL VALUE SPN L.P., KKR LENDING PARTNERS EUROPE (GBP) UNLEVERED L.P., KKR LENDING PARTNERS EUROPE (EURO) UNLEVERED L.P., KKR LENDING PARTNERS EUROPE (USD) L.P., KKR LENDING PARTNERS EUROPE (EURO) L.P., KKR EUROPEAN RECOVERY PARTNERS L.P., KKR REVOLVING CREDIT PARTNERS L.P., AVOCA CAPITAL CLO X DESIGNATED ACTIVITY COMPANY, AVOCA CLO XI DESIGNATED ACTIVITY COMPANY, AVOCA CLO XII DESIGNATED ACTIVITY COMPANY, AVOCA CLO XIII DESIGNATED ACTIVITY COMPANY, AVOCA CLO XIV DESIGNATED ACTIVITY COMPANY, AVOCA CLO XV DESIGNATED ACTIVITY COMPANY, AVOCA CLO XVI DESIGNATED ACTIVITY COMPANY, AVOCA CLO XVII DESIGNATED ACTIVITY COMPANY, AVOCA CLO XVIII DESIGNATED ACTIVITY COMPANY, AVOCA CLO XIX DESIGNATED

ACTIVITY COMPANY, AVOCA CLO XX DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXI DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXIV DESIGNATED ACTIVITY COMPANY, KKR EUROPEAN FLOATING RATE LOAN FUND, ABSALON CREDIT DESIGNATED ACTIVITY COMPANY, GARDAR LOAN FUND, AVOCA CREDIT OPPORTUNITIES PLC, KKR EUROPEAN CREDIT OPPORTUNITIES FUND II, PRISMA SPECTRUM FUND LP, POLAR BEAR FUND LP, KKR TFO PARTNERS L.P., TACTICAL VALUE SPN – APEX CREDIT L.P., TACTICAL VALUE SPN-GLOBAL DIRECT LENDING L.P., KKR GLOBAL CREDIT OPPORTUNITIES MASTER FUND L.P., TACTICAL VALUE SPN-GLOBAL CREDIT OPPORTUNITIES L.P., KKR PRINCIPAL OPPORTUNITIES PARTNERSHIP L.P., KKR SPN CREDIT INVESTORS L.P., CDPQ AMERICAN FIXED INCOME III, L.P., KKR LENDING PARTNERS III L.P., LP III WAREHOUSE LLC, KKR ACS CREDIT FUND, KKR BESPOKE GLOBAL CREDIT OPPORTUNITIES (IRELAND) FUND, KKR CREDIT INCOME FUND, KKR DAF DIRECT LENDING FUND, KKR DAF GLOBAL OPPORTUNISTIC CREDIT FUND, KKR DAF PRIVATE CREDIT FUND, KKR DAF STERLING ASSETS FUND, KKR DAF SYNDICATED LOAN AND HIGH YIELD FUND, KKR DAF SECURITISED PRIVATE CREDIT FUND, KKR DRAGON CO-INVEST L.P., KKR EUROPEAN CREDIT OPPORTUNITIES FUND II DESIGNATED ACTIVITY COMPANY, KKR GLOBAL CREDIT DISLOCATION (CAYMAN) LTD., KKR DISLOCATION OPPORTUNITIES (DOMESTIC) FUND L.P., KKR DISLOCATION OPPORTUNITIES (EEA) FUND SCSP, KKR GOLDFINCH L.P., KKR LENDING PARTNERS EUROPE II (EURO) UNLEVERED SCSP, KKR LENDING PARTNERS EUROPE II (USD) SCSP, KKR MACKELLAR PARTNERS L.P., KKR PIP CREDIT INVESTORS LLC, KKR REVOLVING CREDIT PARTNERS EUROPE SCSP, KKR REVOLVING CREDIT PARTNERS II L.P., KKR

SENIOR FLOATING RATE INCOME FUND, KKR US CLO EQUITY PARTNERS II L.P., KKR US CLO EQUITY PARTNERS L.P., KKR-BARMENIA EDL PARTNERS SCSP, KKR-CARDINAL CREDIT OPPORTUNITIES FUND L.P., KKR-DUS EDL PARTNERS SCSP, KKR-GENERALI PARTNERS SCSP SICAV-RAIF, KKR-MANDATE 2020 DIRECT LENDING FUND, KKR-MILTON CO-INVESTMENTS II L.P., KKRN EURO LOAN FUND 2018 FCP-RAIF, KKR-NYC CREDIT A L.P., KKR-NYC CREDIT B L.P., KKR-NYC CREDIT C L.P., KKR-UWF DIRECT LENDING PARTNERSHIP L.P., PRISMA PELICAN FUND LLC, RR-RW CREDIT L.P., SWISS CAPITAL KKR PRIVATE DEBT FUND L.P., KKR-JESSELTON HIF CREDIT PARTNERS L.P., KKR-MILTON CREDIT HOLDINGS L.P., KKR-MILTON OPPORTUNISTIC CREDIT FUND L.P., KKR CENTRAL PARK LEASING AGGREGATOR L.P., FS KKR CAPITAL CORP. ("FSK"), FS KKR CAPITAL CORP. II ("FSKR"), FS/KKR ADVISOR, LLC ("FS/KKR Advisor").

Filing Dates: The application was filed on September 13, 2018, and amended on September 4, 2020, and December 3, 2020.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving applicants with a copy of the request by e-mail. Hearing requests should be received by the Commission by 5:30 p.m. on January 4, 2021, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at

Secretarys-Office@sec.gov.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, Secretarys-Office@sec.gov.

Applicants: Noah Greenhill, KKR Credit Advisors (US) LLC, Noah.Greenhill@kkr.com.

FOR FURTHER INFORMATION: Jennifer O. Palmer, Senior Counsel, at (303) 844-1012, or

David J. Marcinkus, Branch Chief, at (202) 551-6825 (Chief Counsel's Office, Division of

Investment Management).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the file

number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm

or by calling (202) 551-8090.

Introduction:

1.   The Applicants request an order of the Commission under Sections 17(d) and 57(i)

and Rule 17d-1 thereunder (the "Order") to permit, subject to the terms and conditions set forth in

the application (the "Conditions"), one or more Regulated Entities[2] and/or one or more Affiliated

Funds[3] to enter into Co-Investment Transactions with each other. "Co-Investment Transaction"

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[2]   "Regulated Entities" means the Existing Regulated Entities and any Future Regulated Entity. "Existing Regulated Entities" means FSK, FSKR, KCOP and KIO. "Future Regulated Entity" means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC and (b) whose investment adviser or sub-adviser is a KKR Credit Adviser that is registered as an investment adviser under the Act. "KKR Credit Adviser" means an Existing KKR Credit Adviser or any investment adviser that (i) is controlled by, or is a relying adviser of, KKR Credit, (ii) is registered as an investment adviser under the Advisers Act, and (iii) is not a Regulated Entity or a subsidiary of a Regulated Entity. "Existing KKR Credit Adviser" means KKR Credit, FS/KKR Advisor, and the investment advisory subsidiaries and relying advisers of KKR Credit set forth on schedule A of the application ("Schedule A").

"Adviser" means any KKR Credit Adviser; provided that a KKR Credit Adviser serving as a sub-adviser to an Affiliated Fund is included in this term only if (i) such KKR Credit Adviser controls the entity and (ii) the primary adviser to such Affiliated Fund is not an Adviser. The term Adviser does not include any other primary adviser to an Affiliated Fund or a Regulated Entity whose sub-adviser is an Adviser, except that such adviser is deemed to be an Adviser for purposes of Conditions 2(c)(iv), 14 and 15 only. Any primary adviser to an Affiliated Fund or a Regulated Entity whose sub-adviser is an Adviser will not source any Potential Co-Investment Transactions under the requested Order.

[3]   "Affiliated Fund" means (a) any Existing Affiliated Fund or (b) any entity (i) whose investment adviser or sub-

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means any transaction in which a Regulated Entity (or a Blocker Subsidiary, defined below)

participated together with one or more other Regulated Entities and/or one or more Affiliated

Investors in reliance on the Order or the Prior Order. "Potential Co-Investment Transaction" means

any investment opportunity in which a Regulated Entity (or a Blocker Subsidiary) could not

participate together with one or more other Regulated Entities and/or one or more Affiliated

Investors[4] without obtaining and relying on the Order.[5]

Applicants:

2.   FS KKR Capital Corp. ("FSK") and FS KKR Capital Corp. II ("FSKR") are closed-

end management investment companies that have elected to be regulated as business development

companies ("BDCs") under the Act.[6] FSK and FSKR were each organized under the General

Corporation Law of the State of Maryland for the purpose of operating as an externally-managed,

non-diversified, BDC. FSK and FSKR each have a Board[7] that is comprised of a majority of

Independent Directors.[8]

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adviser is a KKR Credit Adviser and (ii) that either (A) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act or (B) relies on the Rule 3a-7 exemption from investment company status; provided that an entity sub-advised by a KKR Credit Adviser is included in this term only if (i) such KKR Credit Adviser serving as sub-adviser controls the entity and (ii) the primary adviser of such Affiliated Fund is not an Adviser. "Existing Affiliated Fund" means each investment fund set forth on Schedule A together with its direct and indirect wholly-owned subsidiaries.

[4]   "Affiliated Investor" means any Affiliated Fund or any Proprietary Affiliate. "Proprietary Affiliate" means any KCM Company or any KKR Proprietary Account. "KCM Company" means (a) any Existing KCM Company (defined below) or (b) any entity that (i) is an indirect, wholly- or majority-owned subsidiary of KKR and (ii) is registered or authorized as a broker-dealer or its foreign equivalent. "KKR Proprietary Account" means (a) any Existing KKR Proprietary Account (defined below) or (b) any entity that (i) is an indirect, wholly- or majority- owned subsidiary of KKR, (ii) is advised by a KKR Credit Adviser and (iii) from time to time, may hold various financial assets in a principal capacity, as described in greater detail herein.

[5]   All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and Conditions of the Application.

[6]   Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

[7]   "Board" means the board of directors or trustees of a Regulated Entity.

[8]   "Independent Director" means the director or trustee of any Regulated Entity who is not an "interested person"

3.   KKR Income Opportunities Fund ("KIO") and KKR Credit Opportunities Portfolio ("KCOP") were organized as statutory trusts under the laws of the State of Delaware. KIO and KCOP are diversified, closed-end management investment companies registered under the Act. KCOP is a continuously offered closed-end fund that operates as an interval fund. KIO and KCOP each have a five member Board, of which four members are Independent Directors.

4.   FS/KKR Advisor and KKR Credit are Delaware limited liability companies registered as investment advisers with the Commission. FS/KKR Advisor is controlled by KKR Credit. FS/KKR Advisor serves as the investment adviser to FSK and FSKR. KKR Credit, a subsidiary of KKR & Co., Inc. ("KKR"), serves as the investment adviser to KIO and KCOP. Each Regulated Entity will be advised or sub-advised by KKR Credit or another KKR Credit Adviser that is a registered investment adviser.

5.   The Existing Affiliated Funds are the investment funds identified on Schedule A, together with their direct and indirect wholly-owned subsidiaries. Applicants represent that each investment fund identified on Schedule A is an entity that either (A) would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act or (B) relies on the Rule 3a-7 exemption from investment company status. Certain Existing Affiliated Funds are collateralized loan obligation ("CLO") entities that rely on Rule 3a-7 under the Act in addition to Section 3(c)(7) thereof. These Existing Affiliated Funds are all advised by an Existing KKR Credit Adviser.

6.   KKR Capital Markets Holdings L.P. and its capital markets subsidiaries set forth on Schedule A, each of which is an indirect, wholly- or majority-owned subsidiary of KKR, may, from time to time, hold various financial assets in a principal capacity (the "Existing KCM Companies").

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within the meaning of Section 2(a)(19) of the Act. No Independent Director of a Regulated Entity will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Entities.

In addition, KKR Financial Holdings LLC, its wholly-owned subsidiaries set forth on Schedule A and its wholly-owned subsidiaries that may be formed in the future, and other indirect, wholly- or majority-owned subsidiaries of KKR set forth on Schedule A may, from time to time, hold various financial assets in a principal capacity (the "Existing KKR Proprietary Accounts").

7.   Applicants state that any of the Regulated Entities may, from time to time, form a special purpose subsidiary (a "Blocker Subsidiary").[9] A Blocker Subsidiary would be prohibited from investing in a Co-Investment Transaction with any other Regulated Entity or Affiliated Investor because it would be a company controlled by the Regulated Entity for purposes of Section 57(a)(4) and rule 17d-1. Applicants request that a Blocker Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Entity and that the Blocker Subsidiary's participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Entity were participating directly.

Applicants' Representations:

A.   Allocation Process

8.   Applicants state that opportunities for Potential Co-Investment Transactions may arise when advisory personnel of a KKR Credit Adviser become aware of investment opportunities that may be appropriate for a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors. In such cases, Applicants state that the Adviser to a Regulated Entity will be notified of such Potential Co-Investment Transactions, and such investment opportunities

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[9]   "Blocker Subsidiary" means an entity (a) whose sole business purpose is to hold one or more investments on behalf of a Regulated Entity; (b) that is wholly-owned by the Regulated Entity (with the Regulated Entity at all times holding, beneficially and of record, 100% of the voting and economic interests); (c) with respect to which the Regulated Entity's Board has the sole authority to make all determinations with respect to the Blocker Subsidiary's participation under the conditions to this Application; (d) that does not pay a separate advisory fee, including any performance-based fee, to any person; and (e) that is an entity that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act.

may result in Co-Investment Transactions. For each such investment opportunity, the Adviser to a

Regulated Entity will independently analyze and evaluate the investment opportunity as to its

appropriateness for each Regulated Entity for which it serves as investment adviser taking into

consideration the Regulated Entity's Objectives and Strategies[10] and any Board-Established

Criteria.[11] If the Adviser to the Regulated Entity determines that the opportunity is appropriate for

one or more Regulated Entities (and the applicable Adviser approves the investment for each

Regulated Entity for which it serves as adviser), and one or more other Regulated Entities and/or

one or more Affiliated Investors may also participate, the Adviser to a Regulated Entity will present

the investment opportunity to the Eligible Directors[12] of the Regulated Entity prior to the actual

investment by the Regulated Entity. As to any Regulated Entity, a Co-Investment Transaction will

be consummated only upon approval by a required majority of the Eligible Directors within the

meaning of Section 57(o) of such Regulated Entity ("Required Majority").[13]

9.   Applicants state that each Adviser, acting through an investment committee, will

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[10]   "Objectives and Strategies" means a Regulated Entity's investment objectives and strategies, as described in the Regulated Entity's registration statement on Form N-2, other filings the Regulated Entity has made with the Commission under the Securities Act of 1933, as amended (the "1933 Act"), or under the Securities and Exchange Act of 1934, as amended (the "1934 Act"), and the Regulated Entity's reports to shareholders.

[11]   "Board-Established Criteria" means criteria that the Board of a Regulated Entity may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which each Adviser to the Regulated Entity should be notified under condition 1. The Board-Established Criteria will be consistent with a Regulated Entity's Objectives and Strategies. If no Board-Established Criteria are in effect, then each Adviser to a Regulated Entity will be notified of all Potential Co-Investment Transactions that fall within the Regulated Entity's then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. Each Adviser to a Regulated Entity may from time to time recommend criteria for the Board's consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors. The Independent Directors of a Regulated Entity may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

[12]   The term "Eligible Directors" means the directors or trustees who are eligible to vote under section 57(o) of the Act.

[13]   In the case of a Regulated Entity that is a registered closed-end fund, the directors or trustees that make up the Required Majority will be determined as if the Regulated Entity were a BDC subject to Section 57(o).

carry out its obligation under condition 1 to make a determination as to the appropriateness of the

Potential Co-Investment Transaction for any Regulated Entity. In the case of a Potential Co-

Investment Transaction, the applicable Adviser would apply its allocation policies and procedures

in determining the proposed allocation for the Regulated Entity consistent with the requirements of

condition 2(a). Applicants note that each Adviser, as a registered investment adviser with respect to

the Regulated Entities and as a registered investment adviser or a relying adviser with respect to the

Affiliated Funds, has developed a robust allocation process as part of its overall compliance policies

and procedures. Applicants state that these procedures are in addition to, and not instead of, the

procedures required under the conditions.

10.   Applicants acknowledge that some of the Affiliated Investors may not be funds

advised by an Adviser because they are KKR Proprietary Accounts or KCM Companies. KKR

Proprietary Accounts are balance sheet entities advised by an Adviser pursuant to an investment

management agreement that hold financial assets in a principal capacity. KCM Companies are

regulated broker-dealers that may hold financial assets in a principal capacity. Applicants do not

believe that the participation of Proprietary Affiliates in the co-investment program would raise any

regulatory or mechanical concerns different from those discussed with respect to the Affiliated

Investors that are clients.

11.   Applicants represent that the Advisers have implemented a robust allocation process

to ensure that each Regulated Entity is treated fairly in respect of the allocation of Potential Co-

Investment Transactions. The initial amount proposed by an Adviser to be allocated to each

applicable Regulated Entity is documented in a written allocation statement. If the amount

proposed to be allocated to a Regulated Entity changes from the time the final written allocation

statement is prepared and the date of settlement of the transaction, the updated allocation statement will also be recorded and reviewed by a member of the Regulated Entity's compliance team. Each

Regulated Entity's Board will be provided with all relevant information regarding the Adviser's

proposed allocations to such Regulated Entity and Affiliated Investors, including Proprietary

Affiliates, as contemplated by the conditions hereof. With respect to Affiliated Investors that are

relying on the Order, each Adviser is subject to the same robust allocation process. As a result, all

Potential Co-Investment Transactions that are presented to an Adviser would also be presented to

every other Adviser which, as required by condition 1, would make an independent determination

of the appropriateness of the investment for the Regulated Entities.

      B.   Follow-On Investments

12.   Applicants state that, from time to time, the Regulated Entities and Affiliated

Investors may have opportunities to make Follow-On Investments[14] in an issuer in which a

Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors

previously have invested and continue to hold an investment.

13.   Applicants propose that Follow-On Investments would be divided into two

categories depending on whether the prior investment was a Co-Investment Transaction or a Pre-

Boarding Investment.[15] If the Regulated Entities and Affiliated Funds (and potentially Proprietary

Affiliates) have previously participated in a Co-Investment Transaction with respect to the issuer,

then the terms and approval of the Follow-On Investment (a "Standard Review Follow-On") would

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[14]   "Follow-On Investment" means an additional investment in an existing portfolio company, the exercise of warrants, conversion privileges or other similar rights to acquire additional securities of the portfolio company.

[15]   "Pre-Boarding Investments" are investments in an issuer held by a Regulated Entity as well as one or more Affiliated Funds, one or more Proprietary Affiliates and/or one or more other Regulated Entities that were acquired prior to participating in any Co-Investment Transaction: (i) in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters; or (ii) in transactions occurring at least 90 days apart and without coordination between the Regulated Entity and any Affiliated Fund or other Regulated Entity. "JT No-Action Letters" means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

be subject to the process described in Condition 9. If the Regulated Entities and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer but hold a Pre-Boarding Investment, then the terms and approval of the Follow-On Investment (an "Enhanced Review Follow-On") would be subject to the process described in Condition 10. All Enhanced Review Follow-Ons require the approval of the Required Majority. For a given issuer, the participating Regulated Entities and Affiliated Investors would need to comply with the requirements of Enhanced-Review Follow-Ons only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer would be governed by the requirements of Standard Review Follow-Ons.

14.   A Regulated Entity would be permitted to invest in Standard Review Follow-Ons either with the approval of the Required Majority under Condition 9(c) or without Board approval under Condition 9(b) if it is (i) a Pro Rata Follow-On Investment[16] or (ii) a Non-Negotiated Follow-On Investment.[17] Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata and Non-Negotiated Follow-On Investments remain subject to the Board's periodic review in accordance with Condition 11.

C.   Dispositions

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[16]   A "Pro Rata Follow-On Investment" is a Follow-On Investment (i) in which the participation of each Regulated Entity and each Affiliated Investor is proportionate to its outstanding investments in the issuer or security, as appropriate, immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Entity, a majority of the Board has approved the Regulated Entity's participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Entity. The Regulated Entity's Board may refuse to approve, or at any time rescind, suspend or qualify, its approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Entity's Eligible Directors in accordance with Condition 9(c).

[17]   A "Non-Negotiated Follow-On Investment" is a Follow-On Investment in which a Regulated Entity participates together with one or more Affiliated Investors and/or one or more other Regulated Entities (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

15.   Applicants propose that Dispositions[18] would be divided into two categories. If the

Regulated Entities and Affiliated Funds (and potentially Proprietary Affiliates) holding investments

in the issuer had previously participated in a Co-Investment Transaction with respect to the issuer

and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then

the terms and approval of the Disposition (a "Standard Review Disposition") would be subject to

the process described in Condition 7. If the Regulated Entities and Affiliated Funds have not

previously participated in a Co-Investment Transaction with respect to the issuer but hold a Pre-

Boarding Investment, then the terms and approval of the Disposition (an "Enhanced Review

Disposition") would be subject to the process described in Condition 8. Subsequent Dispositions

with respect to the same issuer would be governed by the requirements of Standard Review

Dispositions.[19]

16.   A Regulated Entity may participate in a Standard Review Disposition either with the

approval of the Required Majority under Condition 7(d) or without Board approval under Condition

7(c) if (i) the Disposition is a Pro Rata Disposition[20] or (ii) the securities are Tradable Securities[21]

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[18]   "Disposition" means the sale, exchange or other disposition of an interest in a security of an issuer.

[19]   However, with respect to an issuer, if a Regulated Entity's first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Entity does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Entity may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

[20]   A "Pro Rata Disposition" is a Disposition (i) in which the participation of each Regulated Entity and each Affiliated Investor is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition; and (ii) in the case of a Regulated Entity, a majority of the Board has approved the Regulated Entity's participation in pro rata Dispositions as being in the best interests of the Regulated Entity. The Regulated Entity's Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Entity's Eligible Directors.

[21]   "Tradable Security" means a security that meets the following criteria at the time of Disposition: (i) it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act; (ii) it is not subject to restrictive agreements with the issuer or other security holders; and (iii) it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Entities holding

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14

and the Disposition meets the other requirements of Condition 7(c)(ii). Pro Rata Dispositions and

Dispositions of a Tradable Security remain subject to the Board's periodic review in accordance

with Condition 11.

       D.   <u>Delayed Settlement</u>

       17.   Applicants represent that all Regulated Entities and Affiliated Investors participating

in a Co-Investment Transaction will invest at the same time, for the same price and with the same

terms, conditions, class, registration rights and any other rights, so that none of them receives terms

more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-

Investment Transaction may occur up to ten business days after the settlement date for a Regulated

Entity, and vice versa. Nevertheless, in all cases, (i) the date on which the commitment of the

Affiliated Funds and Regulated Entities is made will be the same even where the settlement date is

not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or

Regulated Entity participating in the transaction will occur within ten business days of each other.

       E.   <u>Holders</u>

       18.   Under Condition 17, if an Adviser or its principals, or any person controlling,

controlled by, or under common control with the Adviser or its principals, and any Affiliated

Investor (collectively, the "Holders") own in the aggregate more than 25 percent of the outstanding

voting shares of a Regulated Entity, then the Holders will vote such shares in the same percentages

as the Regulated Entity's other shareholders (not including the Holders) when voting on matters

specified in the Condition. Applicants believe this Condition will ensure that the Independent

Directors will act independently in evaluating the co-investment program, because the ability of the

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investments in the issuer and retained for the life of the Regulated Entity) to allow each Regulated Entity to dispose of
its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at
approximately the value (as defined by Section 2(a)(41) of the 1940 Act) at which the Regulated Entity has valued the
investment.

Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed will be limited significantly.

Applicants' Legal Analysis:

1.   Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any "joint enterprise or other joint arrangement or profit-sharing plan," as defined in the rule, without prior approval by the Commission by order upon application.

2.   Similarly, with regard to BDCs, Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC (or a company controlled by such BDC) is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC (or a controlled company) on a basis less advantageous than that of the other participant. Because the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (*e.g.*, Rule 17d-1)

are, in the interim, deemed to apply to transactions subject to Section 57(a).

3.   Co-Investment Transactions would be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Investors and the other Regulated Entities fall within the categories of persons described by Section 17(d) and Section 57(b), as modified by Rule 57b-1 thereunder, vis-à-vis each Regulated Entity. Each Regulated Entity may be deemed to be affiliated persons of each other Regulated Entity within the meaning of Section 2(a)(3) if it is deemed to be under common control because a KKR Credit Adviser is or will be either the investment adviser or sub-adviser to each Regulated Entity. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a BDC, respectively, including the sub-adviser. Thus, a KKR Credit Adviser and any Affiliated Investors that it advises could be deemed to be persons related to Regulated Entities in a manner described by Sections 17(d) and 57(b) and therefore prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 from participating in the co-investment program.

4.   In addition, because all of the KKR Credit Advisers are "affiliated persons" of each other, Affiliated Investors advised by any of them could be deemed to be persons related to Regulated Entities (or a company controlled by a Regulated Entity) in a manner described by Sections 17(d) and 57(b) and also prohibited from participating in the Co-Investment Program.

5.   Finally, because Proprietary Affiliates are under common control with each KKR Credit Adviser and, therefore, are "affiliated persons" of each KKR Credit Adviser, Proprietary Affiliates could be deemed to be persons related to Regulated Entities (or a company controlled by a Regulated Entity) in a manner described by Sections 17(d) and 57(b) and also prohibited from participating in the Co-Investment Program.

6.   In passing upon applications under rule 17d-1, the Commission considers whether

the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

7.   Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment (except for certain Dispositions or Follow-On Investments, as described in the conditions), and other protective conditions set forth in this Application, will ensure that a Regulated Entity will be treated fairly.   Applicants state that the conditions to which the requested relief will be subject are designed to ensure that principals of the Advisers would not be able to favor the Affiliated Investors over a Regulated Entity through the allocation of investment opportunities among them. Further, Applicants state that the terms and conditions proposed herein will ensure that all such transactions are reasonable and fair to each Regulated Entity and the Affiliated Investors and do not involve overreaching by any person concerned, including a KKR Credit Adviser. Applicants submit that each Regulated Entity's participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

Applicants' Conditions:

Applicants agree that the Order will be subject to the following Conditions:

1.   Each time a KKR Credit Adviser considers a Potential Co-Investment Transaction for an Affiliated Investor or another Regulated Entity that falls within a Regulated Entity's then-current Objectives and Strategies and Board-Established Criteria, the Adviser to a Regulated Entity will make an independent determination of the appropriateness of the investment for the Regulated

18

Entity in light of the Regulated Entity's then-current circumstances.

2.   (a) If the Adviser to a Regulated Entity deems participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Entity, the Adviser will then determine an appropriate level of investment for such Regulated Entity.

(b) If the aggregate amount recommended by the Adviser (to a Regulated Entity to be invested by the Regulated Entity in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Entities and Affiliated Investors, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount of the investment opportunity will be allocated among the Regulated Entities and such Affiliated Investors, *pro rata* based on each participant's Available Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each. The Adviser to a Regulated Entity will provide the Eligible Directors of a Regulated Entity with information concerning each participating party's Available Capital to assist the Eligible Directors with their review of the Regulated Entity's investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a) above, the Adviser to the Regulated Entity will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each Regulated Entity and any Affiliated Investor, to the Eligible Directors for their consideration. A Regulated Entity will co-invest with one or more other Regulated Entities and/or an Affiliated Investor only if, prior to the Regulated Entities' and the Affiliated Investors' participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Entity and its shareholders and do not involve overreaching in respect of the Regulated Entity or its shareholders on the part of any person concerned;

(ii) the Potential Co-Investment Transaction is consistent with:

(A) the interests of the Regulated Entity's shareholders; and

(B) the Regulated Entity's then-current Objectives and Strategies and Board-Established Criteria;

(iii) the investment by any other Regulated Entity or an Affiliated Investor would not disadvantage the Regulated Entity, and participation by the Regulated Entity would not be on a basis different from or less advantageous than that of any other Regulated Entity or Affiliated Investor; provided, that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A) the settlement date for another Regulated Entity or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Entity by no more than ten business days or earlier than the settlement date for the Regulated Entity by no more than ten business days, in either case, so long as: (x) the date on which the commitments of the Affiliated Funds and Regulated Entities are made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Entity participating in the transaction will occur within ten business days of each other; or

(B) any other Regulated Entity or Affiliated Investor, but not the Regulated Entity itself, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer, or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser to the

Regulated Entity agrees to, and does, provide periodic reports to the Regulated Entity's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Entity or any Affiliated Investor or any affiliated person of any other Regulated Entity or an Affiliated Investor receives in connection with the right of one or more Regulated Entities or Affiliated Investors to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Investors (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Entity in accordance with the amount of each party's investment; and

(iv) the proposed investment by the Regulated Entity will not benefit the Advisers, any other Regulated Entity, or the Affiliated Investors or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 15, (B) to the extent permitted under Sections 17(e) and 57(k) of the 1940 Act, as applicable, (C) in the case of fees or other compensation described in condition 2(c)(iii)(B), or (D) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction.

3.   A Regulated Entity will have the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.   The Adviser to the Regulated Entity will present to the Board of each Regulated Entity, on a quarterly basis, a record of all investments in Potential Co-Investments made by any of the other Regulated Entities or any of the Affiliated Investors during the preceding quarter that fell

within the Regulated Entity's then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Entity, and an explanation of why the investment opportunities were not offered to the Regulated Entity. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Entity and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.   Except for Follow-On Investments made in accordance with condition 9 and 10,[22] a Regulated Entity will not invest in reliance on the Order in any issuer in which a Related Party[23] is an existing investor.

6.   A Regulated Entity will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, the date on which the commitment is entered and registration rights will be the same for each participating Regulated Entity and Affiliated Investor and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Entity or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Entities or Affiliated Investors, but not the Regulated Entity itself, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company

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[22]   This exception applies only to Follow-On Investments by a Regulated Entity in issuers in which that Regulated Entity already holds investments.

[23]   "Related Party" means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate. "Close Affiliate" means the Advisers, the Regulated Entities, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Entity (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D). "Remote Affiliate" means any person described in Section 57(e) in respect of any Regulated Entity (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

will not be interpreted so as to violate this Condition 6, if Condition 2(c)(iii)(B) is met.

7.   (a) If any Regulated Entity or Affiliated Investor elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by one or more Regulated Entities and/or Affiliated Investors in a Co-Investment Transaction, the applicable Adviser(s)[24] will:

(i) notify each Regulated Entity of the proposed Disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by the Regulated Entity in the Disposition.

(b) Each Regulated Entity will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Investors and any other Regulated Entity.

(c) A Regulated Entity may participate in such Disposition without obtaining prior approval of the Required Majority if:

(i) (A) the proposed participation of each Regulated Entity and each Affiliated Investor in such Disposition is proportionate to its outstanding investments in the issuer immediately preceding the Disposition;[25] (B) the Regulated Entity's Board has approved as being in the best interests of the Regulated Entity the ability to participate in such Dispositions on a *pro rata* basis (as described in greater detail in this Application); and (C) the Regulated Entity's Board is provided on a quarterly basis with a list of all Dispositions made in accordance with this condition; or

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[24]   For purposes of the requested Order, any KCM Company that is not advised by an Adviser is itself deemed to be an Adviser for purposes of this Condition 7(a) and Conditions 8(a), 9(a) and 10(a).

[25]   In the case of any Disposition, proportionality will be measured by each participating Regulated Entity's and Affiliated Investor's outstanding investment in the security in question immediately preceding the Disposition.

(ii) each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Entities and Affiliated Investors is price.

(d) In all other cases, the Adviser to the Regulated Entity will provide their written recommendation as to the Regulated Entity's participation to the Eligible Directors, and the Regulated Entity will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Entity's best interests.

8.	(a) If any Regulated Entity or Affiliated Investor elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Entities and Affiliated Investors have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to such Regulated Entity or Affiliated Investor will notify each Regulated Entity that holds an investment in the issuer of the proposed disposition at the earliest practical time;

(ii) the Adviser to each Regulated Entity that holds an investment in the issuer, will formulate a recommendation as to participation by such Regulated Entity in the disposition; and

(iii) the Advisers will provide to the Board of each Regulated Entity that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Entities and Affiliated Investors, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this condition.

(b) The Adviser will provide its written recommendation as to the Regulated Entity's participation to the Eligible Directors, and the Regulated Entity will participate in such disposition, solely to the extent that a Required Majority determines that:

(i) the disposition complies with Condition 2(c)(i), (ii), (iii)(A) and (iv); and

(ii) the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c) The Disposition may only be completed in reliance on the Order if:

(i) Each Regulated Entity has the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Investors and any other Regulated Entity;

(ii) All of the Affiliated Investors' and Regulated Entities' investments in the issuer are Pre-Boarding Investments;

(iii) Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv) All Regulated Entities and Affiliated Investors that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Entities and Affiliated Investors hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (i) any Regulated Entity's or Affiliated Investor's holding of a different class of securities (including for this purpose a security with a different maturity date) is Immaterial[26] in amount, including Immaterial relative to the size of the issuer; and (ii) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(v) The Affiliated Investors, the other Regulated Entities and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the 1940 Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the 1940 Act).

9.   (a) If any Regulated Entity or Affiliated Investor desires to make a Follow-On Investment in a portfolio company whose securities were acquired by the Regulated Entity and the Affiliated Investor in a Co-Investment Transaction, the applicable Adviser(s) will:

(i) notify the Regulated Entity of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by the Regulated Entity.

(b) A Regulated Entity may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if:

(i) (A) the proposed participation of each Regulated Entity and each Affiliated Investor in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,[27] immediately preceding the Follow-On Investment and (B) the

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[26]   In determining whether a holding is "Immaterial" for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

[27]   To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Entities and Affiliated Investors, proportionality will be measured by each participating Regulated Entity's and Affiliated Investor's outstanding investment in the security in question immediately preceding

Regulated Entity's Board has approved as being in the best interests of such Regulated Entity the ability to participate in Follow-On Investments on a *pro rata* basis (as described in greater detail in this Application); or

(ii) it is a Non-Negotiated Follow-On Investment.

(c) In all other cases, the Adviser to the Regulated Entity will provide their written recommendation as to such Regulated Entity's participation to the Eligible Directors, and the Regulated Entity will participate in such Follow-On Investment solely to the extent that the Required Majority determines that it is in such Regulated Entity's best interests. If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition, the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d) If, with respect to any Follow-On Investment:

(i) the amount of a Follow-On Investment is not based on the Regulated Entities' and the Affiliated Investors' outstanding investments immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Adviser to a Regulated Entity to be invested by the Regulated Entity in the Follow-On Investment, together with the amount proposed to be invested by the other participating Regulated Entities and the Affiliated Investors in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such

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the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Entities or Affiliated Investors, proportionality will be measured by each participating Regulated Entity's and Affiliated Investor's outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

party will be allocated among them *pro rata* based on each participant's Available Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each.

(e) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the Application.

10.   (a) If any Regulated Entity or Affiliated Investor desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Entities and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to each such Regulated Entity or Affiliated Investor will notify each Regulated Entity that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii) the Adviser to each Regulated Entity that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Entity; and

(iii) the Advisers will provide to the Board of each Regulated Entity that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Entities and Affiliated Investors, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this condition.

(b) The Adviser will provide its written recommendation as to the Regulated Entity's participation to the Eligible Directors, and the Regulated Entity will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-

On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Entity determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board's findings will be recorded in its minutes.

(c) The Follow-On Investment may only be completed in reliance on the Order if:

(i) all of the Affiliated Investors' and Regulated Entities' investments in the issuer are Pre-Boarding Investments; and

(ii) independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii) all Regulated Entities and Affiliated Investors that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Entities and Affiliated Investors hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (i) any Regulated Entity's or Affiliated Investor's holding of a different class of securities (including for this purpose a security with a different maturity date) is Immaterial in amount, including Immaterial relative to the size of the issuer; and (ii) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv) the Affiliated Investors, the other Regulated Entities and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the 1940 Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the 1940 Act); and

(d) If, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Entity is not based on the Regulated Entities' and the Affiliated Funds' outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Entities and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them *pro rata* based on each participant's Available Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each.

(e) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

11.   The Independent Directors of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Entities or Affiliated Investors that a Regulated Entity considered but declined to participate in, so that the Independent Directors may

determine whether all investments made during the preceding quarter, including those investments which the Regulated Entity considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually (a) the continued appropriateness for such Regulated Entity of participating in new and existing Co-Investment Transactions and (b) the continued appropriateness of any Board-Established Criteria.

12.   Each Regulated Entity will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Entities were a BDC and each of the investments permitted under these conditions were approved by a Required Majority under Section 57(f).

13.   No Independent Director of a Regulated Entity will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the 1940 Act) of any Affiliated Investor.

14.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by the applicable Adviser(s) under their respective advisory agreements with the Regulated Entities and the Affiliated Investors, be shared by the Regulated Entities and the Affiliated Investors in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

15.   Any transaction fee (including break-up or commitment fees but excluding broker's fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable)[28] received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Entities and

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[28]   Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

Affiliated Investors on a *pro rata* basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided *pro rata* among the participating Regulated Entities and Affiliated Investors based on the amount they invest in the Co-Investment Transaction. None of the other Regulated Entities, Affiliated Investors, the applicable Adviser(s) nor any affiliated person of the Regulated Entities or the Affiliated Investors will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Entities and the Affiliated Investors, the *pro rata* transaction fees described above and fees or other compensation described in condition 2(c)(iii)(B) and (b) in the case of the Advisers, investment advisory fees paid in accordance with the Regulated Entities' and the Affiliated Investors' investment advisory agreements).

16.   The Advisers to the Regulated Entities and Affiliated Investors will maintain written policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that each of the Advisers to each Regulated Entity will be notified of all Potential Co-Investment Transactions that fall within such Regulated Entity's then-current Objectives and Strategies and Board-Established Criteria and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7, 8, 9 and 10.

17.   If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Entity, then the Holders will vote such Shares in the same percentages as the Regulated

Entity's other shareholders (not including the Holders) when voting on (1) the election of directors;

(2) the removal of one or more directors; or (3) any other matter under either the 1940 Act or

applicable state law affecting the Board's composition, size or manner of election.

18.   Each Regulated Entity's chief compliance officer, as defined in Rule 38a-1(a)(4),

will prepare an annual report for its Board each year that evaluates (and documents the basis of that

evaluation) the Regulated Entity's compliance with the terms and conditions of the application and

the procedures established to achieve such compliance.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Deputy Secretary